SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS Completes Acquisition of TelSoft Solutions, Inc. dated August 2, 2006.




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                                                                          ITEM 1

Press Release                      Source: MTS-MER Telemanagement Solutions Ltd.

MTS Completes Acquisition of TelSoft Solutions, Inc.

Wednesday August 2, 8:00 am ET

MTS Suite of Telecommunications Expense Management Product Moves Into New Market Segments

RA'ANANa, Israel and FAIR LAWN, New Jersey, August 2 /PRNewswire-FirstCall/ -- Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing solutions (CC&B), announced today the completion of the acquisition of the telecom expense management and call accounting software assets of TelSoft Solutions, Inc. The acquisition will expand MTS's TEM (Telecommunications Expense Management) solution.

Under the terms of the agreement, MTS acquired certain assets of TelSoft and assumed certain enumerated liabilities.

"I believe this acquisition will assist us to develop our growing business, similar to our acquisition of TeleKnowledge in December 2004" said Mr Eytan Bar, President and CEO of MTS. "In addition, this acquisition will help us strengthen our growing business in the United States".

Mr. Don Simons, MTS-TelSoft CEO added: "This acquisition will secure our customers' long-term interests with the addition of telecom expense management
(TEM) solutions to our robust call accounting and billing portfolio".

About TelSoft

TelSoft Solutions, Inc. is a California-based privately held corporation located in Glendale, California. Since 1985, TelSoft has been providing call accounting and telecom billing services to organizations with as few as 100 stations to large multi-location companies exceeding 100,000 employees. TelSoft enjoys meeting the challenges presented by their clients, many of whom have unique telecom expense management needs.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information visit the MTS web site: www.mtsint.com.



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Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:

    Shlomi Hagai
    Corporate COO & CFO
    Tel: +972-9-762-1733
    Email: shlomi.hagai@mtsint.com

    Ronit Weiner
    Communications Managing Director
    Tel: +972-54-666-4737
    Email: ronit.weiner@mtsint.com




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: August 2, 2006